Filed by Revelstone Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-41178

SCOTTSDALE, AZ, July 18, 2023

Set Jet Team,

I am thrilled to share an important milestone with you today. A few moments ago, we announced our intention to go public via a SPAC (Special Purpose Acquisition Company) merger with Revelstone Capital Acquisition Corp., currently traded on the Nasdaq Stock Market under ‘RCAC.’ This unique transaction is Set Jet’s path towards becoming a public company and will take the place of a traditional IPO.

We expect to close the transaction during the fourth quarter of 2023, subject to approval by Revestone’s shareholders and approval by the appropriate government authorities.  Once complete, Set Jet will be publicly traded on the Nasdaq Stock Market under the symbol “SJET”. My role with the Company will not change, as I will remain the CEO.

Today, Tuesday, July 18 at 11:30AM, we will host a Company meeting to discuss this transaction and answer any questions you may have.

The public press release issued this morning can be accessed via this link.

I would also like to remind you all that this is a critical and sensitive time as we formalize our public merger. Everything we present publicly will be subject to scrutiny and only authorized spokespersons may disclose non-public information about the Company, in special and specific circumstances. I have included a list of Material Non-public Information (MNPI) that cannot be shared with any persons outside the Company. MNPI is simply in reference to Company updates that have not previously been disclosed publicly by Company officials. This list includes:

o	Any pending strategic acquisitions including talent or brand partnerships

o	Any route, flight, or service updates including technology and software updates

o	Any financial information including passenger numbers or flight averages

o	Any Company information including business plans, employee names, or location/destination expansion plans

If you have any questions regarding what information can and cannot be shared, please feel free to ask me.

Please understand you are inherently in possession of MNPI with respect to Revelstone, given the pending merger. As a result, you cannot trade in Revelstone stock in any way until the transaction closes, this period of time is referred to as a blackout period. We will notify you when the blackout period is lifted. Until you have been notified that the blackout period has been lifted, trading during a blackout period could constitute a violation of federal and state insider trading laws. If you have any questions about this, please contact me or Jim Barnes.

If you have not updated your LinkedIn profile to accurately reflect your job title and connect with Set Jet’s profile, I encourage you to do so now to stay updated on information the Company has publicly announced.

Please feel free to like or share anything we post to social media, but please do not take it upon yourself to generate your own content.  This sort of announcement is highly regulated, and all communications need to be vetted through the business and our lawyers.  If you get any questions from the media, please send them to me or Olivia.

As we look toward the Company’s trajectory and the positive path we are on together, the leadership team and I are excited to share this landmark achievement with you. This merger will provide Set Jet with the necessary capital to fuel our growth and continued future successes.

I would like to take this opportunity to thank each of you for your support and continued dedication to delivering the incredible service we provide. I look forward to continuing this exciting journey with you all and I am incredibly proud of this team, our growth, and our proven agility together.

Best regards,

TOM SMITH

CEO

set jet ►

About Set Jet, Inc.

Set Jet, Inc. is a membership-driven technology company facilitating luxurious “buy a seat, not the jet” private jet charters for its Members to enjoy the ultimate travel experience at a fraction of the cost of a typical private jet charter. Set Jet’s proprietary technology platform enables security pre-screened and approved Members to self-aggregate and share a private jet charter between frequently traveled destinations to many of the West Coast’s top destinations including Aspen, Cabo San Lucas, Las Vegas, Los Angeles, Orange County, San Diego, Salt Lake City, and Scottsdale. The Company’s asset-light business model means it neither owns nor operates any aircraft. Professional Part 135 on-demand charter operator partners provide aircraft for Member charters, pilots, and related aircraft services. The Company liaisons between its Members and the charter operator to help seamlessly assure a positive Member experience. The Company also staffs cabin hostesses for each flight and its ground operations personnel assist Member travelers with their charter journey. For more information please visit: https://setjet.com/.

About Revelstone Capital Acquisition Corp.

Revelstone Capital Acquisition Corp. (“RCAC”) is a blank check company whose business purpose is to affect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. The Company is led by its Co-Chief Executive Officers, Morgan Callagy and Daniel Neukomm. For more information please visit: http://revelstonecapital.com/.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed Merger, RCAC intends to file preliminary and definitive proxy statements with the SEC. The preliminary and definitive proxy statements and other relevant documents will be sent or given to the stockholders of RCAC as of the record date established for voting on the proposed Merger and will contain important information about the proposed Merger and related matters. Stockholders of RCAC and other interested persons are advised to read, when available, the preliminary proxy statement and any amendments thereto and, once available, the definitive proxy statement, in connection with RCACs’ solicitation of proxies for the meeting of stockholders to be held to approve, among other things, the proposed Merger because the proxy statement will contain important information about RCAC, Set Jet and the proposed Merger. When available, the definitive proxy statement will be mailed to RCAC stockholders as of a record date to be established for voting on the proposed Merger. Stockholders will also be able to obtain copies of the proxy statement, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to RCAC as set forth below.

Participants in the Solicitation

RCAC, Set Jet, and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RCACs’ stockholders in connection with the Proposed Business Combination. Information about the directors and executive officers of RCAC and a description of their interests in RCAC and the Proposed Business Combination are set forth in RCAC’s Annual Report on Form 10-K for the year ended December 31, 2022, and which can be obtained free of charge from the sources indicated above. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to RCAC’s stockholders in connection with the Proposed Business Combination will be set forth in the proxy statement/prospectus for the Proposed Business Combination, when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination will be included in the proxy statement/prospectus that RCAC intends to file with the SEC. You may obtain free copies of these documents as described above.

Important Cautions Regarding Forward-Looking Statements

The disclosure herein includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of other financial, performance and operational metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the Proposed Business Combination and the projected future financial performance of Set Jet following the Proposed Business Combination; (3) changes in the market for Set Jet’s services and technology, expansion plans and opportunities; (4) Set Jet’s unit economics; (5) the sources and uses of cash in connection with the Proposed Business Combination; (6) the anticipated capitalization and enterprise value of the combined company following the consummation of the Proposed Business Combination; (7) the projected technological developments of Set Jet; (8) current and future potential commercial and customer relationships; (9) the ability to operate efficiently at scale; (10) anticipated investments in capital resources and research and development, and the effect of these investments; (11) the amount of redemption requests made by RCAC’s public shareholders; (12) the ability of the combined company to issue equity or equity-linked securities in the future; (13) the failure to achieve the minimum cash at closing requirements; (14) the inability to obtain or maintain the listing of the combined company’s common stock on Nasdaq following the Proposed Business Combination, including but not limited to redemptions exceeding anticipated levels or the failure to meet Nasdaq's initial listing standards in connection with the consummation of the Proposed Business Combination; and (15) expectations related to the terms and timing of the Proposed Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of RCAC’s and Set Jet’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of RCAC and Set Jet. These forward-looking statements are subject to a number of risks and uncertainties, as set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in RCAC’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 27, 2023 and in RCAC’s IPO prospectus, dated December 16, 2021, and in the Registration Statement and the other documents that RCAC has filed, or will file, with the SEC relating to the Proposed Business Combination. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither RCAC nor Set Jet presently know or that RCAC and Set Jet currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RCAC’s and Set Jet’s expectations, plans or forecasts of future events and views as of the date of this communication. RCAC and Set Jet anticipate that subsequent events and developments will cause RCAC’s and Set Jet’s assessments to change. However, while RCAC and Set Jet may elect to update these forward-looking statements at some point in the future, RCAC and Set Jet specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing RCAC’s and Set Jet’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of RCAC, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts

Revelstone Capital Acquisition Corp

Morgan Callagy

Co-Chief Executive Officer

14350 Myford Road

Irvine, CA 92606

morgan@revelstonecap.com

949.428.2888

Set Jet Investor Relations

Shannon Devine

MZ North America

SetJet@mzgroup.us

203.741.8811

Set Jet Media

Olivia Jones

Director of Marketing

marketing@setjet.com

480.264.6500